Exhibit 12(b)
                               XEROX CORPORATION
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (In Millions)
                      Three months ended             Year ended
                           March 31,                December 31,
                         2000    1999    1999    1998**  1997    1996    1995
Fixed charges:
  Interest expense     $  227  $  206  $  803  $  749  $  617  $  592  $  603
  Rental expense           29      35     132     145     140     140     142
Total fixed charges
  before capitalized
  interest and preferred
  stock dividends of
  subsidiaries            256     241     935     894     757     732     745
Preferred stock dividends
  of subsidiaries          14      14      55      55      50       -       -
Capitalized interest        3       -       8       -       -       -       -
   Total fixed charges $  273  $  255  $  998  $  949  $  807  $  732  $  745

Earnings available for
  fixed charges:
  Earnings***          $ (345) $  504  $2,104  $  837  $2,268  $2,067  $1,980
  Adjustment to reflect
    distributed income
    from minority owned
    companies              35     (10)    (68)    (27)    (84)    (84)    (90)
  Add fixed charges before
    capitalized interest
    and preferred stock
    dividends of
    subsidiaries          256     241     935     894     757     732     745
  Total earnings
    available for
    fixed charges      $  (54) $  735  $2,971  $1,704  $2,941  $2,715  $2,635

Ratio of earnings to
   fixed charges (1)(2)     *    2.88    2.98    1.80    3.64    3.71    3.54

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* Earnings for the three months of 2000 were inadequate to cover fixed charges. The coverage deficiency was $327 million. Excluding the 2000 restructuring and CPID in-process R&D charges, the ratio of earnings to fixed charges would be 2.19.

** Excluding the effects of the charges recorded in connection with the 1998 restructuring plan, the ratio of earnings to fixed charges would be 3.55.

*** Sum of "Income (Loss) before Income Taxes (Benefits), Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."
(14)